Exhibit 21.01

Subsidiaries of Registrant

Name of Entity	Jurisdiction of Incorporation or Organization

Cimetrix Incorporated	Nevada

Cimetrix International, Inc.	Nevada

Cimetrix Japan KK	Japan

Cimetrix Software (Shanghai) Co., Ltd.	China

PDF Solutions Asia Services, Inc.	Delaware

PDF Solutions Canada Ltd.	Canada

PDF Solutions GmbH	Germany

PDF Solutions International Services, Inc.	Delaware

PDF Solutions KK	Japan

PDF Solutions Pacific Services, Inc.	Delaware

PDF Solutions SARL	France

PDF Solutions Semiconductor Technology (Korea) Limited	Korea

PDF Solutions Semiconductor Technology (Shanghai) Co. Ltd.	China

PDF Solutions Semiconductor Technology Taiwan Ltd.	Taiwan

Syntricity, Inc.	California